Exhibit 18.1 PricewaterhouseCoopers LLP, One North Wacker, Chicago, Illinois 60606 T: 312 298 2000; F: 312 298 2001, www.pwc.com/us February 23, 2024 Board of Directors John Bean Technologies Corporation 70 West Madison, Suite 4400 Chicago, Illinois 60602 Dear Directors: We are providing this letter to you for inclusion as an exhibit to John Bean Technologies Corporation’s (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) pursuant to Item 601 of Regulation S-K. We have audited the consolidated financial statements included in the Form 10-K and issued our report thereon dated February 23, 2024. Note 1 to the consolidated financial statements describes a change in accounting principle from the last-in, first-out (“LIFO”) inventory accounting method to the first-in, first- out (“FIFO”) inventory accounting method. It should be understood that the preferability of one acceptable method of accounting over another for determining the cost of inventory has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections. Very truly yours, /s/ PricewaterhouseCoopers LLP